UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 24, 2015

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on Form 6-K contains Vodafone Group Plc’s (‘Vodafone’) Trading update for the quarter ended 30 June 2015.

news release

Trading update for the quarter ended 30 June 2015

24 July 2015

Highlights

•                  Q1 Group organic service revenue grew 0.8%*; Europe -1.5%*, AMAP 6.1%*

•                  Continued recovery in Europe: Germany -1.2%*, UK 0.2%*, Italy -2.0%*, Spain -5.5%*

•                  Momentum in AMAP, South Africa back to growth: India 6.9%*, Vodacom 4.5%*, Turkey 15.0%*

•                  Strong progress on Project Spring, mobile build 71% complete, European 4G coverage 75%

•                  24.1 million 4G customers across 18 markets

•                  Progress in unified communications: 12.3 million fixed broadband customers, launched broadband in UK

•                  Second consecutive quarter of enterprise growth, service revenue +1.8%*

	Quarter ended	Change
	30 June 2015	Reported	Organic*
	£m	%	%

Group revenue	10,113	(0.9)	3.3

Group service revenue	9,169	(2.9)	0.8
Europe[1]	5,973	(6.2)	(1.5)
Africa, Middle East and Asia Pacific (‘AMAP’)[1]	2,986	4.0	6.1

Vittorio Colao, Group Chief Executive, commented:

“We have made a good start to the year. Our emerging markets have maintained their strong momentum and more of our European businesses are returning to growth, as customer demand for 4G and data takes off. We continue to hit our Project Spring build milestones and customers are beginning to value the improvement in service that is resulting: contract churn in Europe is now falling and mobile ARPU trends are stabilising in a number of key markets. Our other key growth areas — unified communications and enterprise — are performing strongly, benefiting from the increased capabilities and footprint that our higher levels of investment are delivering. However, our markets are, as always, highly competitive and we therefore have to remain very focused on efficiency, cost control, and excellent value and service to customers, while continuing to deliver a good return for shareholders.”

Notes:

*       All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. For details see “Organic growth” on page 11.

1        The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue within common functions rather than within the service revenue amount disclosed for each country and region. The service revenue amounts presented for the quarter ended 30 June 2014 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenues.

Vodafone Group Plc

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England

vodafone.com

Investor Relations	Media Relations
Telephone: +44 7919 990230	www.vodafone.com/media/contact

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

OPERATING REVIEW

Group performance

Group total revenue was £10.1 billion and Group service revenue was £9.2 billion. Total revenue declined 0.9%, including a 3.1 percentage point favourable impact from M&A and a 7.3 percentage point adverse impact from foreign exchange movements. On an organic basis Group service revenue increased 0.8%* (Q4: 0.1%*) and, excluding the impact of mobile termination rate (‘MTR’) cuts, Group service revenue grew 1.4%* (Q4: 0.9%*).

Europe

In Europe, organic service revenue has continued to recover, declining 1.5%* (Q4: -2.6%*), supported by more stable pricing environments in many markets and an improved commercial performance, as well as a positive impact from the inclusion of KDG and Ono in organic growth rates. Excluding the impact of MTR cuts, organic service revenue declined by 1.3%* (Q4: -2.2%*).

Trends in mobile continue to improve with Q1 mobile service revenue declining 2.5%* (Q4: -3.4%*) supported by continued growth in our contract base, further ARPU stabilisation across many markets and a continued reduction in contract churn across all major markets. Data usage continues to increase significantly, led by the take up of 4G, with 18.9 million 4G customers across Europe. Fixed service revenue trends continue to be strong with growth of 1.7%* (Q4: 1.2%*) driven by continued customer growth.

Total revenue declined 3.9%, including a 4.3 percentage point favourable impact from M&A, primarily from Ono, and a 9.3 percentage point adverse impact from foreign exchange movements.

Revenue

	Quarter ended
	30 June		Change
		Restated[1]
	2015	2014	Reported	Organic*
	£m	£m	%	%

Germany	1,762	2,012	(12.4)	(1.2)
Italy	914	1,052	(13.1)	(2.0)
UK	1,429	1,433	(0.3)	0.2
Spain	803	695	15.5	(5.5)
Other Europe	1,091	1,189	(8.2)	0.6
Eliminations	(26)	(14)

Service revenue[1]	5,973	6,367	(6.2)	(1.5)

Revenue	6,501	6,768	(3.9)	1.1

Germany

Service revenue, including KDG, declined 1.2%* (Q4 excluding KDG: -3.5%*), with continued customer growth more than offset by a decline in contract ARPU. The quarter’s organic growth rate benefits from the inclusion of KDG.

Mobile service revenue declined 2.1%* (Q4: -3.2%*), with price reductions in prior periods continuing to penetrate the customer base. We continued to grow our contract base, with 104,000 customers added in the quarter (Q4: 137,000) and contract churn has fallen to its lowest level in three years at 13.8%. The channel mix for new customer additions is also improving, with an increasing proportion of new customer additions coming from direct channels. We increased our 4G coverage to 78% and now have 5.5 million 4G customers. During the quarter we acquired 110MHz of spectrum across four bands for €2.1 billion, which will improve our competitive position by enabling us to offer even faster 4G speeds.

Fixed service revenue (including KDG) grew 0.2%* (Q4 excluding KDG: -4.8%*) with continued growth in KDG offset by a decline in our DSL business, where promotional discounts for new customers continue to impact ARPU in the promotional period. In total, we added 70,000 broadband customers in the quarter.

KDG continued to perform strongly with service revenue growth of 6.6%*, supported by continued customer growth with 102,000 broadband net additions (Q4: 123,000). The integration of KDG remains on track, with further progress on network integration and customer migrations.

Italy

Service revenue declined 2.0%* (Q4: -4.1%), with the improving trend reflecting a more stable prepaid market as well as continued growth in enterprise and fixed line.

Mobile service revenue declined 3.2%* (Q4: -6.3%*) with an improving trend supported by growth in enterprise and a significant improvement in prepaid, led by ARPU growth and churn reduction. Our 4G network now provides 88% outdoor coverage and we have 2.7 million 4G customers, with data usage continuing to grow and the number of customers with data add-ons more than doubling year over year.

Fixed service revenue grew 4.4%* (Q4: 8.9%*), supported by broadband net additions of 43,000. Our fibre-to-the-cabinet programme has now installed over 8,600 street cabinets across 74 cities with over 3,500 added in the quarter.

UK

UK service revenue increased 0.2%* (Q4: -0.6%*), supported by a continued strong performance in mobile consumer contract.

Mobile service revenue increased 0.7%* (Q4: 1.1%*) with growth in both consumer contract and enterprise. In consumer, we added 83,000 new contract customers (Q4: 49,000) and reduced contract churn to 15.8%, both supported by the continued popularity of our 4G plans with content. We now have 4.7 million 4G customers with 4G outdoor population coverage now at 68% (or 76% based on the Ofcom definition), including complete coverage across London.

Fixed service revenue, which is currently all enterprise related, continued to record an improving trend with service revenue declining 1.3%* (Q4: -5.7%*) though price pressures remain. During the quarter we launched our consumer broadband offer, initially in selected regions, and will launch nationwide services during the summer, with a full TV launch to follow before the financial year end.

Spain

Service revenue, including Ono, declined 5.5%* (Q4 excluding Ono: -7.8%*), reflecting continued price competition across converged bundles. Excluding the impact of handset financing, service revenue declined 3.3%*. The quarter’s organic growth rate benefits from the inclusion of Ono.

Mobile service revenue, including Ono, declined 9.5%* (Q4 excluding Ono: -9.3%*) with lower mobile ARPU reflecting price reductions in previous quarters and the impact of handset financing, partially offset by new prices introduced in the previous quarter. We continue to grow our contract base, adding 54,000 contract customers in the quarter. We now have 3.3 million customers enjoying our 4G services with outdoor population coverage now 78%.

Fixed service revenue, including Ono, grew 4.2%* (Q4 excluding Ono: 5.8%*), supported by net broadband customer additions of 41,000. We added 80,000 new cable and fibre customers in the quarter. We now cover 7.9 million households with cable or fibre, including 1.1 million homes through our joint fibre build with Orange. The performance of Ono remains in line with our expectations and cost and capex synergies from the integration continue to be achieved. During the quarter, we launched Vodafone One, a fully integrated offer with Ono, and now have 291,000 customers on these plans.

Other Europe

Service revenue grew 0.6%* (Q4: -0.9%*), with the majority of markets now in growth. The Netherlands grew service revenue by 1.0%* (Q4: 3.2%*) with mobile customer growth and growth in fixed line offsetting some pressure in mobile ARPU. In Ireland, service revenue declined 0.1%* (Q4: -6.4%*) with growth in the consumer contract and enterprise mobile businesses, plus strong growth in fixed line, offset by a decline in prepaid mobile. In Portugal, service revenue declined 2.6%* (Q4: -3.8%*) reflecting continued converged price competition. Greece returned to growth with service revenue increasing 0.4%* (Q4: -2.0%) mainly as a result of strong customer growth. Romania also returned to service revenue growth, after lapping an MTR cut, and we saw continued growth in the Czech Republic and a small decline in Hungary, after a significant MTR cut.

AMAP

Our AMAP region continues to grow strongly, with service revenue increasing 6.1%* (Q4: 5.8%*) with growth in all major markets. Excluding the impact of MTR cuts, organic service revenue increased 7.7%* (Q4: 7.3%*). The region continues to see strong customer growth, with 4.3 million added in the quarter, and an increasing number of our customers are now using data, with 6.6 million active data users added in the quarter. Customer usage continues to grow throughout the region, with voice and data usage up 7% and 97% respectively.

Total revenue increased 5.5%, including a 2.5 percentage point adverse impact from foreign exchange movements.

Revenue

	Quarter ended
	30 June		Change
		Restated[1]
	2015	2014	Reported	Organic*
	£m	£m	%	%

India	1,133	1,024	10.6	6.9
Vodacom	846	839	0.8	4.5
Other AMAP	1,011	1,007	0.4	6.8
Eliminations	(4)	—

Service revenue[1]	2,986	2,870	4.0	6.1

Revenue	3,361	3,185	5.5	8.1

India

Service revenue increased 6.9%* (Q4: 11.7%*), with the growth rate slowing due to the impact of regulation, including an MTR cut. Excluding MTRs, service revenue grew by 10.6%* (Q4: 13.2%*), with continued customer base growth and an acceleration in the take-up of 3G offsetting continued pressure on voice pricing.

Data revenue grew 65% supported by the addition of 3.1 million new data customers, taking the total to 66.8 million. Smartphone penetration is now 26% across the country and 47% in the four metro circles and we now have 22 million 3G customers compared to 10 million a year ago. While total voice traffic continues to grow, the outgoing rate per minute has continued to decline, reflecting increased competition. The average minutes of use per customer is lower than a year ago but has increased slightly compared to the previous quarter. Total mobile customers increased 1.6 million giving a closing customer base of 185.4 million.

Progress on Project Spring remains strong with 1,000 2G sites and 1,100 3G sites added in the quarter (14,000 2G and 21,000 3G since the build commenced), taking our 3G outdoor population coverage in targeted urban areas to 91%. We are now trialling 4G services across selected areas and we continue to expand our M-Pesa service and now have 501,000 active customers supported by 94,000 agents.

Vodacom

Service revenue grew 4.5%* (Q4: -0.2%*), with a return to growth following the lapping of MTR cuts in the previous year combined with an improved underlying performance in South Africa and across the international operations.

South Africa returned to growth with service revenue growing 2.8%* (Q4: -2.0%) with the improvement the result of lapping an MTR cut combined with strong data growth, supported by increased take up of data bundles. Data revenue increased 35% with a 46% increase in data traffic. Continued network leadership and an emphasis on customer retention has helped contract churn fall to 7.2%. Project Spring continues to progress well with 4G outdoor population coverage at 41% and 82% of all mobile sites now connected with high capacity backhaul.

Vodacom obtained approval for the Neotel transaction from the Independent Communications Authority (ICASA), and the Competition Commission of South Africa has recommended the approval of the transaction to the Competition Tribunal, both of which are subject to certain conditions. We await the outcome of the Competition Tribunal and the ICASA public commentary processes.

Vodacom’s international operations outside South Africa grew service revenue by 10.7%* (Q4: 5.3%*) with quarterly revenue trends improving across all countries, supported by strong customer and data revenue growth. M-Pesa continues to perform well, with over 5.6 million customers actively using the service across Vodacom’s international operations.

Other AMAP

Service revenue increased 6.8%* (Q4: 5.5%*), with strong growth in Turkey, Egypt and Ghana partially offset by declines in New Zealand and Qatar.

Service revenue in Turkey grew 15.0%* (Q4: 13.0%*) reflecting continued strong growth in both consumer contract and enterprise as well as an increased contribution from fixed line. Total mobile customers reached 21.0 million with 310,000 contract customers added in the quarter. In Egypt, service revenue grew 6.1%* (Q4: 3.4%*) with strong data revenue growth and stable voice revenue. Service revenue in Ghana grew 19.0%* (Q4: 17.2%*) driven by strong growth in customers, voice bundles and data. Total revenue in Qatar declined in the quarter, reflecting significant ongoing price competition. In New Zealand, service revenue was down 0.7%* (Q4: -2.7%*) with growth in fixed line being offset by continued price pressure in mobile.

Strategic progress

Project Spring

We continue to make great progress with Project Spring and are now 71% of the way through the mobile programme, having modernised 80,000 mobile sites, added a further 36,000 2G, 47,000 3G and 41,000 4G sites, and upgraded 71,000 sites to high capacity backhaul since the build began.

In fixed line we have extended our own next generation cable and fibre networks (‘NGN’) to a further 820,000 households in the quarter, bringing the total number of households passed in Europe to 26 million, or 62 million including wholesale arrangements.

As a result of our continued investment our customers are enjoying greater network coverage and quality. Our 4G outdoor population coverage in Europe is 75%, up from 52% a year ago, and we remain on track to reach over 90% by the end of this financial year. The dropped call rate in Europe has fallen to 0.58%, down from 0.90% when we announced Project Spring. In India, we added a further 1,000 2G and 1,100 3G sites in the quarter and remain on course for 95% 3G coverage in targeted urban areas by the end of the year.

Data and 4G

The demand for data continues to grow. Across the Group, the total amount of data traffic carried over our network has grown by 78% year-on-year (Q4: 81%), with AMAP growing 97% and Europe 64%.

We now have 24.1 million 4G customers across 18 markets and 4G now accounts for 35% of all data traffic in our European markets. We continue to bundle content packages with 4G to stimulate data usage and now have content packages available in 12 markets. In AMAP, the number of active data users across markets increased by 6.6 million in the quarter to 122.2 million.

Unified communications

We continue to strengthen our position as a leading unified communications provider. We now have 12.3 million fixed broadband customers across the Group, adding 264,000 customers during the quarter. In Europe, we have 11.5 million fixed broadband customers, adding 216,000 customers during the quarter. We now have 5.3 million NGN broadband customers across the Group, adding 0.2 million in the quarter. In addition to broadband, we now have 9.2 million TV customers across six markets in the Group and we expect to launch TV services in the UK later in the financial year.

Our organic fibre build programmes are progressing well. In Spain, we cover a total of 7.9 million households and in Portugal we cover 2.0 million. In Italy, our fibre-to-the-cabinet build had accelerated with over 3,500 cabinets installed in the quarter with the total now over 8,600.

Enterprise

Our Enterprise business has grown for the second consecutive quarter, with service revenue increasing 1.8%* in the quarter (Q4: 1.4%*) supported by improving trends in mobile and continued growth in fixed.

We continue to see strong growth across our cross-border enterprise businesses of Vodafone Global Enterprise, M2M and Cloud and Hosting, helped by significant new contract wins in the quarter. In M2M, we have increased the number of connections to 22.9 million compared to 17.5 million a year ago.

Summary and outlook

Trading in the first quarter was consistent with management’s expectations underlying the outlook statement for the 2016 financial year2. The Group therefore confirms its outlook for the 2016 financial year.

Notes:

*       All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. For details see “Organic growth” on page 11.

1        The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue within common functions rather than within the service revenue amount disclosed for each country and region. The service revenue amounts presented for the quarter ended 30 June 2014 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenues.

2        Full details on this guidance are available on page 8 of the Group’s preliminary announcement for the financial year ended 31 March 2015.

ADDITIONAL INFORMATION

Service revenue — quarter ended 30 June1

Group and Regions

	Group		Europe		AMAP
				Restated		Restated
	2015	2014	2015	2014	2015	2014
	£m	£m	£m	£m	£m	£m

Mobile in-bundle	3,853	3,929	2,863	3,050	954	828
Mobile out-of-bundle	2,453	2,731	1,022	1,290	1,428	1,437
Mobile incoming	605	680	317	358	288	322
Fixed line	1,877	1,719	1,523	1,403	211	164
Other	381	387	248	266	105	119
Service revenue	9,169	9,446	5,973	6,367	2,986	2,870

	Change
	Group		Europe		AMAP
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Mobile in-bundle	(1.9)	5.4	(6.1)	1.7	15.2	20.1
Mobile out-of-bundle	(10.2)	(6.2)	(20.8)	(13.1)	(0.6)	—
Mobile incoming	(11.0)	(6.7)	(11.5)	(4.3)	(10.6)	(9.3)
Fixed line	9.2	3.6	8.6	1.7	28.7	14.4
Other	(1.6)	6.1	(6.8)	2.9	(11.8)	18.2
Service revenue	(2.9)	0.8	(6.2)	(1.5)	4.0	6.1

Operating Companies

	Germany		Italy		UK
		Restated		Restated		Restated
	2015	2014	2015	2014	2015	2014
	£m	£m	£m	£m	£m	£m

Mobile in-bundle	764	878	462	497	669	629
Mobile out-of-bundle	198	239	193	271	283	313
Mobile incoming	54	66	66	76	82	89
Fixed line	668	752	151	164	325	329
Other	78	77	42	44	70	73
Service revenue	1,762	2,012	914	1,052	1,429	1,433

Change
	Germany		Italy		UK
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Service revenue	(12.4)	(1.2)	(13.1)	(2.0)	(0.3)	0.2

	Spain		India		Vodacom
		Restated		Restated		Restated
	2015	2014	2015	2014	2015	2014
	£m	£m	£m	£m	£m	£m

Mobile in-bundle	395	428	253	181	286	259
Mobile out-of-bundle	94	132	671	635	443	462
Mobile incoming	27	28	122	148	44	50
Fixed line	257	71	48	38	34	—
Other	30	36	39	22	39	68
Service revenue	803	695	1,133	1,024	846	839

Change
	Spain		India		Vodacom
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Service revenue	15.5	(5.5)	10.6	6.9	0.8	4.5

Notes:

*             All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. For details see “Organic growth” on page 11.

1               The Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue within common functions rather than within the service revenue amount disclosed for each country and region. The service revenue amounts presented for the quarter ended 30 June 2014 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenues.

Mobile customers — quarter ended 30 June 2015

(in thousands)

Country	1 April 2015	Contract net additions/ (disconnections)	Prepay net additions/ (disconnections)	Other movements	30 June 2015

Europe
Germany	30,943	104	(732)	—	30,315
Italy	25,170	(76)	(217)	—	24,877
UK	18,415	83	(181)	—	18,317
Spain[1]	14,179	54	(82)	(50)	14,101
	88,707	165	(1,212)	(50)	87,610

Other Europe
Netherlands	5,160	9	4	—	5,173
Ireland	2,011	18	(16)	—	2,013
Portugal	5,043	123	(238)	—	4,928
Romania	8,056	20	114	—	8,190
Greece	5,118	35	92	—	5,245
Czech Republic	3,267	58	3	—	3,328
Hungary	2,741	38	(21)	—	2,758
Albania	1,700	(1)	(74)	—	1,625
Malta	311	2	—	—	313
	33,407	302	(136)	—	33,573
Europe	122,114	467	(1,348)	(50)	121,183

AMAP
India	183,803	449	1,132	—	185,384
Vodacom[2]	68,508	29	2,829	—	71,366
	252,311	478	3,961	—	256,750

Other AMAP
Turkey	20,747	310	(9)	—	21,048
Egypt	39,717	17	(570)	—	39,164
New Zealand	2,362	14	(30)	—	2,346
Qatar	1,444	10	(34)	—	1,420
Ghana	7,141	—	141	—	7,282
	71,411	351	(502)	—	71,260
AMAP	323,722	829	3,459	—	328,010

Group	445,836	1,296	2,111	(50)	449,193

Notes:

1               Other movements relate to a change in prepay disconnection policy.

2               Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

Fixed broadband customers — quarter ended 30 June 2015

(in thousands)

Country	1 April 2015	Net additions/ (disconnections)	30 June 2015

Europe
Germany	5,450	70	5,520
Italy	1,802	43	1,845
UK	66	4	70
Spain	2,810	41	2,851
	10,128	158	10,286

Other Europe
Netherlands	49	12	61
Ireland	222	1	223
Portugal	330	27	357
Romania	43	3	46
Greece	493	15	508
Czech Republic	13	—	13
Hungary	—	—	—
Albania	—	—	—
Malta	1	—	1
	1,151	58	1,209
Europe	11,279	216	11,495

AMAP
India	5	—	5
Vodacom[1]	—	—	—
	5	—	5

Other AMAP
Turkey	97	46	143
Egypt	224	1	225
New Zealand	409	1	410
Qatar	7	(1)	6
Ghana	28	1	29
	765	48	813
AMAP	770	48	818

Group	12,049	264	12,313

Note:

1               Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

NON-GAAP INFORMATION

Use of non-GAAP information

In the discussion of the Group’s reported operating results, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Organic growth

All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. We believe that “organic growth”, which is not intended to be a substitute for or superior to reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:

•                  it provides additional information on underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business;

•                  it is used for internal performance analysis; and

•                  it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies.

For the quarter ended 31 March 2015 and consequently the year ended 31 March 2015, the Group’s organic service revenue growth rate was adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK and the beneficial impact of an upward revision to interconnect revenue in Egypt from a re-estimation by management of the appropriate historical mobile interconnection rate. The adjustments in relation to Vodafone UK and Vodafone Egypt also impacted the disclosed organic growth rates for those countries. In addition, the Group’s organic service revenue growth rates for the year ended 31 March 2015 and the quarters ended 31 March 2015 and 30 June 2015 have been amended to exclude the adverse impact of an adjustment to intercompany revenue.

For the 2016 financial year, the Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue within common functions rather than within the service revenue amount disclosed for each country and region. The service revenue amounts presented for the quarter ended 30 June 2014 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenues.

Reconciliations of organic growth to reported growth are shown where used or in the table below.

		Change
			Other activity
			(including	Foreign
		Organic	M&A)	exchange	Reported
	Period	%	pps	pps	%
GROUP
Revenue	Q1	3.3	3.1	(7.3)	(0.9)
Mobile in-bundle revenue	Q1	5.4	1.2	(8.5)	(1.9)
Mobile out-of-bundle revenue	Q1	(6.2)	0.1	(4.1)	(10.2)
Mobile incoming revenue	Q1	(6.7)	0.4	(4.7)	(11.0)
Fixed line revenue	Q1	3.6	15.3	(9.7)	9.2
Other revenue	Q1	6.1	(1.1)	(6.6)	(1.6)
Service revenue	Q1	0.8	3.2	(6.9)	(2.9)
Service revenue excluding the impact of MTR cuts	Q1	1.4	3.2	(6.9)	(2.3)
Enterprise service revenue	Q1	1.8	3.3	(7.4)	(2.3)
Service revenue	Q4	0.1	11.8	(4.9)	7.0
Service revenue excluding the impact of MTR cuts	Q4	0.9	11.8	(4.9)	7.8
Enterprise service revenue	Q4	1.4	9.8	(6.0)	5.2

EUROPE
Revenue	Q1	1.1	4.3	(9.3)	(3.9)
Mobile in-bundle revenue	Q1	1.7	1.5	(9.3)	(6.1)
Mobile out-of-bundle revenue	Q1	(13.1)	(0.2)	(7.5)	(20.8)
Mobile incoming revenue	Q1	(4.3)	0.9	(8.1)	(11.5)
Fixed line revenue	Q1	1.7	17.2	(10.3)	8.6
Other revenue	Q1	2.9	(0.8)	(8.9)	(6.8)
Service revenue	Q1	(1.5)	4.4	(9.1)	(6.2)
Service revenue excluding the impact of MTR cuts	Q1	(1.3)	4.4	(9.1)	(6.0)

		Change
			Other activity
			(including	Foreign
		Organic	M&A)	exchange	Reported
	Period	%	pps	pps	%
Mobile service revenue	Q1	(2.5)	0.9	(8.7)	(10.4)
Germany - Service revenue	Q1	(1.2)	—	(11.2)	(12.4)
Germany - Mobile service revenue	Q1	(2.1)	0.1	(11.2)	(13.2)
Germany - Fixed line revenue	Q1	0.2	—	(11.4)	(11.2)
KDG - Service revenue	Q1	6.6	—	(12.2)	(5.6)
Italy - Service revenue	Q1	(2.0)	—	(11.1)	(13.1)
Italy - Mobile service revenue	Q1	(3.2)	—	(10.9)	(14.1)
Italy - Fixed line revenue	Q1	4.4	—	(12.3)	(7.9)
UK - Service revenue	Q1	0.2	(0.5)	—	(0.3)
UK - Mobile service revenue	Q1	0.7	(0.7)	—	—
UK - Fixed line revenue	Q1	(1.3)	—	0.1	(1.2)
Spain - Service revenue	Q1	(5.5)	36.0	(15.0)	15.5
Spain - Service revenue excluding impact of handset financing	Q1	(3.3)	36.0	(15.0)	17.7
Spain - Mobile service revenue	Q1	(9.5)	8.3	(11.3)	(12.5)
Spain - Fixed line revenue	Q1	4.2	306.5	(48.7)	262.0
Other Europe - Service revenue	Q1	0.6	3.0	(11.8)	(8.2)
Netherlands - Service revenue	Q1	1.0	—	(11.5)	(10.5)
Ireland - Service revenue	Q1	(0.1)	—	(11.4)	(11.5)
Portugal - Service revenue	Q1	(2.6)	—	(11.0)	(13.6)
Greece - Service revenue	Q1	0.4	29.0	(15.0)	14.4
Service revenue	Q4	(2.6)	16.1	(8.9)	4.6
Service revenue excluding the impact of MTR cuts	Q4	(2.2)	16.1	(8.9)	5.0
Mobile service revenue	Q4	(3.4)	11.6	(8.6)	(0.4)
Fixed line revenue	Q4	1.2	29.7	(9.7)	21.2
Germany - Service revenue	Q4	(3.5)	1.6	(10.0)	(11.9)
Germany - Mobile service revenue	Q4	(3.2)	(0.0)	(9.9)	(13.1)
Germany - Fixed line revenue	Q4	(4.8)	5.1	(10.2)	(9.9)
Italy - Service revenue	Q4	(4.1)	133.8	(28.6)	101.1
Italy - Mobile service revenue	Q4	(6.3)	130.0	(28.0)	95.7
Italy - Fixed line revenue	Q4	8.9	156.8	(32.4)	133.3
UK - Service revenue	Q4	(0.6)	5.8	—	5.2
UK - Mobile service revenue	Q4	1.1	0.1	0.1	1.3
UK - Fixed line revenue	Q4	(5.7)	22.4	(0.1)	16.6
Spain - Service revenue	Q4	(7.8)	35.2	(13.1)	14.3
Spain - Mobile service revenue	Q4	(9.3)	7.1	(10.1)	(12.3)
Spain - Fixed line revenue	Q4	5.8	303.0	(41.7)	267.1
Other Europe - Service revenue	Q4	(0.9)	2.5	(10.5)	(8.9)
Netherlands - Service revenue	Q4	3.2	—	(10.4)	(7.2)
Ireland - Service revenue	Q4	(6.4)	—	(9.7)	(16.1)
Portugal - Service revenue	Q4	(3.8)	—	(9.3)	(13.1)
Greece - Service revenue	Q4	(2.0)	28.1	(12.4)	13.7

AMAP
Revenue	Q1	8.1	(0.1)	(2.5)	5.5
Mobile in-bundle revenue	Q1	20.1	—	(4.9)	15.2
Mobile out-of-bundle revenue	Q1	—	—	(0.6)	(0.6)
Mobile incoming revenue	Q1	(9.3)	—	(1.3)	(10.6)
Fixed line revenue	Q1	14.4	21.6	(7.3)	28.7
Other revenue	Q1	18.2	(30.5)	0.5	(11.8)
Service revenue	Q1	6.1	—	(2.1)	4.0
Service revenue excluding the impact of MTR cuts	Q1	7.7	—	(2.1)	5.6
India - Service revenue	Q1	6.9	—	3.7	10.6
India - Service revenue excluding the impact of MTR cuts	Q1	10.6	—	3.7	14.3
Vodacom - Service revenue	Q1	4.5	—	(3.7)	0.8
South Africa - Service revenue	Q1	2.8	—	(4.4)	(1.6)
South Africa - Data revenue	Q1	34.8	—	(5.6)	29.2
Vodacom’s international operations - Service revenue	Q1	10.7	—	(2.9)	7.8
Other AMAP - Service revenue	Q1	6.8	—	(6.4)	0.4
Turkey - Service revenue	Q1	15.0	—	(15.0)	—
Egypt - Service revenue	Q1	6.1	—	1.9	8.0
Ghana - Service revenue	Q1	19.0	—	(23.8)	(4.8)
New Zealand - Service Revenue	Q1	(0.7)	—	(6.4)	(7.1)

		Change
			Other activity
			(including	Foreign
		Organic	M&A)	exchange	Reported
	Period	%	pps	pps	%
Service revenue	Q4	5.8	2.2	3.2	11.2
Service revenue excluding the impact of MTR cuts	Q4	7.3	2.2	3.2	12.7
India - Service revenue	Q4	11.7	—	9.2	20.9
India - Service revenue excluding the impact of MTR cuts	Q4	13.2	—	9.2	22.4
Vodacom - Service revenue	Q4	(0.2)	—	1.4	1.2
South Africa - Service revenue	Q4	(2.0)	—	1.0	(1.0)
Vodacom’s international operations - Service revenue	Q4	5.3	—	2.2	7.5
Other AMAP - Service revenue	Q4	5.5	7.1	(0.9)	11.7
Turkey - Service revenue	Q4	13.0	—	(2.1)	10.9
Egypt - Service revenue	Q4	3.4	25.9	2.2	31.5
Ghana - Service revenue	Q4	17.2	—	(25.2)	(8.0)
New Zealand - Service Revenue	Q4	(2.7)	—	0.1	(2.6)

OTHER INFORMATION

Notes

1.        Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodacom, Vodafone One and M-Pesa are trademarks of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners. All rights reserved.

2.        All growth rates reflect a comparison to the quarter ended 30 June 2015 unless otherwise stated.

3.        References to “the quarter” are to the quarter ended 30 June 2015 unless otherwise stated. References to the “previous quarter” are to the quarter ended 31 March 2015 unless otherwise stated. References to the “year” or “current financial year” are to the financial year ending 31 March 2016 and references to the “prior financial year” are to the financial year ended 31 March 2015 unless otherwise stated.

4.        All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates.

For the quarter ended 31 March 2015 and consequently the year ended 31 March 2015, the Group’s organic service revenue growth rate was adjusted to exclude the beneficial impact of a settlement of an historical interconnect rate dispute in the UK and the beneficial impact of an upward revision to interconnect revenue in Egypt from a re-estimation by management of the appropriate historical mobile interconnection rate. The adjustments in relation to Vodafone UK and Vodafone Egypt also impacted the disclosed organic growth rates for those countries. In addition, the Group’s organic service revenue growth rates for the year ended 31 March 2015 and the quarters ended 31 March 2015 and 30 June 2015 have been amended to exclude the adverse impact of an adjustment to intercompany revenue.

For the 2016 financial year, the Group has amended its reporting to reflect changes in the internal management of its Enterprise business. The primary change has been that on 1 April 2015, the Group redefined its segments to report international voice transit service revenue within common functions rather than within the service revenue amount disclosed for each country and region. The service revenue amounts presented for the quarter ended 30 June 2014 have been restated onto a comparable basis together with all disclosed organic service revenue growth rates. There is no impact on total Group service revenues.

5.        Reported growth is based on amounts in pounds sterling as determined under IFRS.

6.        Vodacom refers to the Group’s interest Vodacom Group Limited (‘Vodacom’) in South Africa and its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

7.        Quarterly historical information including information for service revenue, mobile customers, churn, voice usage, messaging volumes, data volumes, ARPU, smartphones and fixed broadband customers is provided in a spreadsheet available at vodafone.com/investor.

Definitions of terms

Term	Definition
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.

Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.

Mobile in-bundle revenue

Represents revenue from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge, with some expectation of recurrence. Includes revenue from all contract bundles and add-ons lasting 30 days or more as well as revenue from prepay bundles lasting seven days or more.

Mobile out-of-bundle	Revenue from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles.

For definitions of other terms please refer to pages 211 to 212 of the Group’s Annual Report for the year ended 31 March 2015.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to: statements with respect to: expectations regarding the Group’s financial condition or results of operations, including the Group Chief Executive’s statement in this report; the confirmation of the Group’s guidance for the 2016 financial year, expectations for the Group’s future performance generally, including growth and capital expenditure; statements relating to the Group’s Project Spring investment programme; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently, including M-Pesa, and the launch of a number of additional features; growth in customers and usage; expectations regarding spectrum licence acquisitions, including anticipated new 3G and 4G availability and the customer uptake associated therewith; expectations regarding capital expenditure, free cash flow, and foreign exchange rate movements; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including KDG, Ono and Neotel; and the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for its mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn, affect the relative appeal of the Group’s products and services as compared to those of its competitors or make it more difficult for the Group to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services offered by the Group will not be commercially accepted or do not perform according to expectations; the Group’s ability to expand its spectrum position or renew or obtain necessary licences, including for spectrum; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in fibre deployment, network expansion, new product and service roll-outs, mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates, including, in particular, changes in the exchange rate of pounds sterling, the currency in which the Group prepares its financial statements, to the euro, the US dollar and other currencies in which the Group generates its revenue, as well as changes in interest rates; the Group’s ability to realise benefits from entering into partnerships or joint ventures and entering into service franchising and brand licensing; unfavourable consequences to the Group of making and integrating acquisitions or disposals; changes to the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements through access to bank facilities, funding in the capital markets and its operations; changes in statutory tax rates or profit mix which might impact the Group’s weighted average tax rate; and/or changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Risk management” in the Group’s Annual Report for the year ended 31 March 2015. The Annual Report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company, to any member of the Group or to any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	www.vodafone.com/media/contact

Copyright © Vodafone Group 2015

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 24, 2015

	By:	/s/ R E S MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary